

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2023

Sean Dollinger
Chief Executive Officer
LQR House Inc.
2699 Stirling Road, Suite A-105
Fort Lauderdale, FL 33312

> **Re: LQR House Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 14, 2023**
> **File No. 333-272660**

Dear Sean Dollinger:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2023, letter.

Form s-1/A filed July 14, 2023

Summary, page 1

1. Please update this section to reflect the recent agreements and transactions referenced on page 13.

We rely on a limited number of suppliers, or, in some cases, a sole supplier, and may not be able to find replacements or immediately, page 13

2. We note your added risk factor disclosure regarding your agreement with your sole supplier. It appears you are substantially dependent on this agreement. Please file the supply agreement as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company's ability to import SWOL Tequila may be suspended at any time by the Mexican authorities., page 13

3.   We note that you have recently entered into agreements and submitted documents to the Mexican Institute of Industrial Property to obtain registration on July 12, 2023. Please clarify whether the company has had the necessary registration with Mexican authorities since the acquisition in 2021. If you have not had proper registration during this time, please include a new risk factor addressing any related risks.

General

4.   Please address any risks related to your agreements and/or transactions with Dollinger Innovations Inc., Dollinger Holdings LLC, and your Chief Executive Officer.

        You may contact Jeff Gordon at 202-551-3866 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Manufacturing